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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____

                                          MM/DD/YY   MM/DD/YY

RECEIVED FEB 2 3 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mt. Rushmore Securities LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1661 Highway 1

(No. and Street)

Fairfield	**IA**	**52556**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Spitz   **641-472-7373**

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 13 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Gary Spitz__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Mt. Rushmore Securities LLC__ , as of __December 31__ , 20__05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENA MORRISSEY
Commission Number 703583
My Commission Expires
6-12-06

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MT. RUSHMORE SECURITIES LLC

CONTENTS



MT. RUSHMORE SECURITIES LLC

REPORT PURSUANT TO RULE 17A-5(d)

YEAR ENDED DECEMBER 31, 2005



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Members of
Mt. Rushmore Securities LLC

We have audited the accompanying statement of financial condition of Mt. Rushmore Securities LLC as of December 31, 2005, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mt. Rushmore Securities LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP.

Greenwood Village, Colorado
January 26, 2006

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MT. RUSHMORE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	134,154
Commissions receivable		60,251
Prepaid expenses		16,665
Fixed assets, net of accumulated depreciation of $3,331		2,507
Total assets	$	**213,577**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable	$	22,649
Loan payable (Note 3)		3,333
Payroll liabilities		1,673
Total liabilities		27,655

COMMITMENTS (Note 4)

MEMBERS' EQUITY (Note 2)   185,922

Total liabilities and members'equity	$	**213,577**

The accompanying notes are an integral part of this statement.   4

MT. RUSHMORE SECURITIES LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:		
Commissions and fees	$	434,836
Other income		3,960
Total revenue		438,796
EXPENSES:		
Salaries and payroll taxes		248,754
Registration fee		18,582
Commissions		4,950
General and administrative expenses		52,882
Internet expenses		41,811
Rent		13,203
Professional fees		15,439
Total expenses		395,621
NET INCOME	$	**43,175**

MT. RUSHMORE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Members' Equity
BALANCE, December 31, 2004	$ 142,747
Net income	43,175
BALANCE, December 31, 2005	$ 185,922

The accompanying notes are an integral part of this statement. 6

MT. RUSHMORE SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	43,175
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in commissions receivable		(44,777)
Increase in prepaid expense		(1,523)
Decrease in accounts payable and payroll liablilities		(30,474)
Net cash used in operating activities		(33,599)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of fixed assets		(269)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Payments on loan payable		(3,406)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(37,274)
CASH AND CASH EQUIVALENTS, at beginning of year		171,428
CASH AND CASH EQUIVALENTS, at end of year	$	**134,154**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$	**350**

The accompanying notes are an integral part of this statement.

MT. RUSHMORE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Mt. Rushmore Securities (the "Company") is a Delaware Limited Liability Company formed on December 2, 2003 to engage in business as a broker dealer. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company's primary activity is marketing investment partnerships.

15c3-3 Exemption

The Company under rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Fair value of financial instruments

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. For certain of the Company's financial instruments, including cash, other assets and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is recognized as a Limited Liability Company by the Internal Revenue Service. The Company's members are liable for federal and state income taxes on the Company's taxable income.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital and net capital requirements of $119,074 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .23 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - LOAN PAYABLE

The Company has a loan with a bank bearing interest at 6.75%, due November 10, 2006, requiring monthly payments of principal and interest of $313.

NOTE 4 - COMMITMENTS

The Company has entered into a non-cancelable office lease expiring on December 31, 2006 with an option to renew for an additional 12 month period. The Company pays $1,200 a month in rent. During the year ended December 31, 2005, the Company paid $13,203 under this lease.

SUPPLEMENTARY INFORMATION

MT. RUSHMORE SECURITIES LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2005

CREDIT:

Members' equity	$	185,922

DEBITS:

Fixed assets	2,507
Prepaid expenses	16,665
Commissions recievable	47,676
Total debits	66,848

NET CAPITAL 119,074

Minimum requirements of 6-2/3% of aggregate indebtedness of
$27,655 or $5,000, whichever is greater   5,000

Excess net capital	$	**114,074**

AGGREGATE INDEBTEDNESS:

Accounts payable and payroll liabilities	$	24,322
Loan payable		3,333
Total aggregate indebtedness	$	**27,655**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   **0.23 to 1**

MT. RUSHMORE SECURITIES LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
<u>DECEMBER 31, 2005</u>

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$ 166,750
Adjustments:	
Increase in non-allowable assets	47,676
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	$ 119,074



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members of
Mt. Rushmore Securities LLC

In planning and performing our audit of the financial statements and supplementary information of Mt. Rushmore Securities LLC for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mt. Rushmore Securities LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Mt. Rushmore Securities LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

In addition, our review indicated that Mt. Rushmore Securities LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(1) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 26, 2006